EXHIBIT 8.1

LIST OF SUBSIDIARIES

Subsidiaries	Jurisdiction

Embotelladora Andina Chile S.A.	Chile
Andina Inversiones Societarias S.A.	Chile
Andina Bottling Investments Dos S.A.	Chile
Andina Bottling Investments S.A.	Chile
Servicios Multivending Ltda.	Chile
Transportes Andina Refrescos Ltda.	Chile
Vital Jugos S.A.	Chile
Vital Aguas S.A.	Chile
Transportes Polar S.A.	Chile
Envases Central S.A.	Chile
Inversiones Los Andes S.A.	Chile
Rio de Janeiro Refrescos Ltda.	Brazil
Embotelladora del Atlántico S.A.	Argentina
Andina Empaques Argentina S.A.	Argentina
Coca-Cola Polar Argentina S.A.	Argentina
Paraguay Refrescos S.A.	Paraguay
Abisa Corp.	British Virgin Islands
Aconcagua Investment Ltda.	British Virgin Islands